UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Venus Concept Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92332W 105

(CUSIP Number)

Steven Peck, Esq.

Louis Rambo, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036-8299

(212) 969-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92332W 105

1.	NAMES OF REPORTING PERSONS SEDCO Capital Cayman Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,684,122
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,684,122

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,122
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 92332W 105

1.	NAMES OF REPORTING PERSONS SC Venus US Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,799,999
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,799,999

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,799,999
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 92332W 105

1.	NAMES OF REPORTING PERSONS SC Venus Opportunities Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,799,999
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,799,999

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,799,999
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 92332W 105

1.	NAMES OF REPORTING PERSONS SEDCO Capital Global Funds - SC Private Equity Global Fund IV
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,800,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,800,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 92332W 105

1.	NAMES OF REPORTING PERSONS Saudi Economic and Development Securities Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,084,120
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,084,120

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,084,120
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%
12.	TYPE OF REPORTING PERSON (see instructions) OO

Explanatory Note

This Amendment No. 2 amends and restates the Statement on Schedule 13G filed on November 18, 2019 and amended by Amendment No. 1 filed on February 16, 2021, and relates to the Reporting Persons’ beneficial ownership of shares of common stock, $0.0001 par value per share, of Venus Concept Inc. (the “common stock”). The Reporting Persons’ current beneficial ownership of the common stock is set forth on the cover pages hereto.

Item 1. (a)	Name of Issuer:

Venus Concept Inc.

(b)	Address of Issuer’s Principal Executive Offices:

235 Yorkland Blvd, Suite 900

Toronto, Ontario M2J 4Y8

Item 2. (a)	through (c):

This Schedule 13G is being jointly filed by and on behalf of each of SEDCO Capital Cayman Limited, SC Venus US Limited, SC Venus Opportunities Limited, SEDCO Capital Global Funds—SC Private Equity Global Fund IV and Saudi Economic and Development Securities Company (each, a “Reporting Person,” and together, the “Reporting Persons”). SEDCO Capital Cayman Limited, SC Venus US Limited, SC Venus Opportunities Limited and SEDCO Capital Global Funds—SC Private Equity Global Fund IV are the record holders of the securities set forth on the cover pages hereto. Saudi Economic and Development Securities Company is the investment manager of SC Venus US Limited, SC Venus Opportunities Limited and SEDCO Capital Global Funds—SC Private Equity Global Fund IV and may be deemed to beneficially own securities held by SC Venus US Limited, SC Venus Opportunities Limited or SEDCO Capital Global Funds—SC Private Equity Global Fund IV. Saudi Economic and Development Securities Company is the parent of SEDCO Capital Cayman Limited and may be deemed to beneficially own securities held by SEDCO Capital Cayman Limited.

(a)-(c)   Name, Address and Citizenship of Reporting Persons

Reporting Person: SEDCO Capital Cayman Limited

Address: P.O. Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

Place of Organization: Cayman Islands

Reporting Person: SC Venus US Limited

Address: P.O. Box 709, Willow House, Cricket Square

Grand Cayman, KY1-1107, Cayman Islands

Place of Organization: Cayman Islands

SC Venus Opportunities Limited

Address: P.O. Box 709, Willow House, Cricket Square

Grand Cayman, KY1-1107, Cayman Islands

Place of Organization: Cayman Islands

SEDCO Capital Global Funds—SC Private Equity Global Fund IV

Address: 5 Rue Jean Monnet

Luxembourg, L-2180

Place of Organization: Luxembourg

Saudi Economic and Development Securities Company

Address: King Abdulaziz Road, Al Morjan Dist.,

P.O. Box 13396, Jeddah 21493, Kingdom of Saudi Arabia

Place of Organization: Kingdom of Saudi Arabia

(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share.

(e)	CUSIP Number

92332W 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein. The ownership percentages reported are based on 63,999,044 outstanding shares of common stock as of March 24, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed on March 28, 2022, and warrants held by the Reporting Persons that may be exercised for an aggregate of 3,828,332 shares of common stock.

SEDCO Capital Cayman Limited directly holds 922,456 shares of common stock and warrants that may be exercised for 761,666 shares of common stock. SC Venus US Limited directly holds 1,866,666 shares of common stock and warrants that may be exercised for 933,333 shares of common stock. SC Venus Opportunities Limited directly holds 1,866,666 shares of common stock and warrants that may be exercised for 933,333 shares of common stock. SEDCO Capital Global Funds—SC Private Equity Global Fund IV directly holds 1,600,000 shares of common stock and warrants that may be exercised for 1,200,000 shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2022	SEDCO Capital Cayman Limited

/s/ Samer Shaaban
Name: Samer Shaaban
Title: Director

SC Venus US Limited

/s/ Eisa Matouk Abdulatie
Name: Eisa Matouk Abdulatie
Title: Director

SC Venus Opportunities Limited

/s/ Eisa Matouk Abdulatie
Name: Eisa Matouk Abdulatie
Title: Director

SEDCO Capital Global Funds – SC Private Equity Global Fund IV

/s/ Valerio Salvati
Name: Valerio Salvati
Title: Director

Saudi Economic and Development Securities Company

/s/ Valerio Salvati
Name: Valerio Salvati
Title: Director

Exhibit Index

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated April 29, 2022